Return Home, Inc.



ANNUAL REPORT

4146 B Pl NW

Auburn, WA 98001

0

https://www.returnhome.com/

This Annual Report is dated May 5, 2023.

BUSINESS

Return Home is a Seattle-based green funeral home that serves all 50 states. The gentle process that Return Home has developed for natural organic reduction is called Terramation™ and we make earth-friendly end-of-life terramation services available across the nation.

The Terramation™ process ensures you continue making a difference by returning life-giving soil back to the earth. We strive to offer a natural, respectful process with transparent pricing.

Natural Organic Reduction or Terramation™ is a process that happens in the natural world all the time. Terramation just makes it happen faster in a controlled, gentle and respectful manner. Here's how it works:

1. The body is placed in a sealed, environmentally controlled vessel along with organic materials composed of alfalfa, straw, and sawdust.

2. Oxygen flows through the vessel which stimulates microbes in the body to become super-active. These microbes quickly transform the body into organic matter. This process is closely monitored and controlled.

3. After 30 days, the soil is removed from the vessel to breathe, and in 60 days, this fertile soil is ready to return to the earth.

4. The soil is then delivered to the family. Any soil that the family does not wish to use will nurture land in need of revitalization.

This process allows us to return the nutrients in our bodies back to the earth, giving each of us the opportunity to perpetuate the cycle of life.

Because Terramation™ produces approximately 1 cubic yard of soil, enough to fill the bed of a pick-up truck, it is up to each family to decide how much to take home. Whatever soil remains will be donated to environmental restoration projects.

The Terramation™ process was originally developed by M&L Compost Services, LLC, and was formed in the State of Washington on June 11, 2019. On February 12, 2020, M&L Compost Services, LLC was incorporated as a C Corporation, Adamah, Inc., and acquired all assets of M&L Compost LLC including the rights to the Terramation™ intellectual property, process and technology. On November 10, 2020, Adamah, Inc. changed its name to Return Home, Inc.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,500,000.00
Number of Securities Sold: 2,500,000
Use of proceeds: Construction of facility
Date: March 31, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,700,000.00
Use of proceeds: Completion of facility, operations
Date: October 17, 2021

Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $692,874.84
Use of proceeds: Ongoing funding of operations, improvement of facility, marketing
Date: July 20, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Total revenue for 2022 was $348,778.21.

Expenses

Expenses in 2022 included funding ongoing operations and marketing.

Historical results and cash flows:

As we continue to advertise and become better known, our goal is to become cash flow break even on a monthly basis by Q3 2023.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $117,881.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Micah Truman and Luna Wang
Amount Owed: $557,505.00
Interest Rate: 5.25%
Maturity Date: January 01, 2031

Creditor: Micah Truman and Luna Wang
Amount Owed: $350,000.00
Interest Rate: 6.25%

Maturity Date: January 01, 2032

Creditor: Convertible Notes
Amount Owed: $1,700,000.00
Interest Rate: 8.0%
Maturity Date: January 01, 2027

Creditor: Micah Truman
Amount Owed: $220,000
Interest Rate: 6.25%
Maturity Date: January 01, 2032
Interest and salary owed to Micah Truman for 2022

Creditor: Land Owner
Amount Owed: $40,348.00
Interest Rate: 5.0%
Maturity Date: June 02, 2050

Creditor: Credit Card
Amount Owed: $32,558.00
Interest Rate: 0.0%
Maturity Date: January 05, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Micah Truman

Micah Truman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director
Dates of Service: January, 2019 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations and being the public face of the company. A CEO is elected by the board and its shareholders. Micah is currently earning an annual salary of $144k (accrued, not yet paid) and holds 34.29% equity in the company.

No other business experience in the past three years:

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know

owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Micah Truman
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 32.35

Title of class: Common Stock
Stockholder Name: Luna Wang
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 32.35

RELATED PARTY TRANSACTIONS

Name of Entity: Micah Truman
Relationship to Company: Officer, Director, and 20%+ Owner
Nature / amount of interest in the transaction: Micah Truman has lent the company $220,000.
Material Terms: Return Home, Inc. will pay to Micah Truman the principal sum together with interest in arrears on the unpaid principal balance at an annual rate equal to 6.25% (six point two five percent) in the manner provided below. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed. 1. PAYMENTS 1.1 Principal and Interest. The principal amount of this Note shall be due and payable in consecutive monthly installments commencing when Maker is cash flow positive, until paid in full. At no time will payments by Maker under this Note result in Maker being cash-flow negative in such month. Payments under this Note will be made after all regular expenses have been paid by Maker, including current compensation obligations to Holder. Maker shall pay interest on the unpaid principal amount of this Note from the date set forth above until the maturity hereof. Interest shall be payable in arrears on the last Business Day in each quarter, on the date of any prepayment of any such Loan, and at maturity.

OUR SECURITIES

The company has authorized Common Stock, Series AA Preferred Stock, and Convertible Note. As part of the StartEngine Regulation Crowdfunding raise, the Company offered up to 404,177 of Common Stock.
• Common Stock
The amount of security authorized is 14,666,667 with a total of 9,166,667 outstanding.
Voting Rights
1 vote per share. Please see voting rights of securities sold in this offering below.
Material Rights
The total amount outstanding includes 414,833 of shares to be issued pursuant to stock options issued.
The total amount outstanding includes 668,501 shares to be issued pursuant to stock options,

reserved but unissued.

Refer to the Amended Articles of Incorporation, attached as Exhibit F for liquidation preferences and dividend rights.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

• Series AA Preferred Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Refer to the Amended Articles of Incorporation, attached as Exhibit F, for liquidation preferences, dividend rights, and conversion rights.

• Convertible Note

The security will convert into Either preferred or common stock. this will depend on the terms of the round that the convertible note holders choose to convert into. and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,700,000.00

Maturity Date: August 06, 2026

Interest Rate: 8.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: The outstanding principal amount of the note automatically converts into shares in an equity financing of $8M or more ("qualified financing"). Otherwise, noteholders may elect to convert in a non-qualified equity financing of preferred stock.

Material Rights

If the Company consummates a Change of Control while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to (i)]the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal; provided, however, that upon the written election of the Holder made not less than five days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's Common Stock at a conversion price

equal to the price per share to be paid by the acquiror in such Change of Control. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of

those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to

engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a service for the natural organic reduction of human bodies. Our revenues are therefore dependent upon the market for death services. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and

get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our Terramation service will be able to gain traction in the marketplace at a faster rate than our competitors. It is possible that our service will fail to gain market acceptance for any number of reasons. If our services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Return Home, Inc. was formed on February 12, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Return Home, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract

and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our service is dependent on the regulation by state government agencies and other relevant government laws and regulations. Natural Organic Reduction related laws and regulations may be subject to change which may result in the service no longer be economically viable. At such point the Company may no longer wish to provide Terramation™ services and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We rely on third-party technology providers to provide chain of custody tracking, as well as monitoring of our systems. Any disruptions of electrical services, our technology, or cyber-attacks either on our technology provider or on Return Home could harm our daily operations, reputation and materially negatively impact our financial condition and business. Terramation is a new type of death service Natural Organic Reduction, or Terramation™, is a sustainable and eco-friendly process of transforming human bodies to soil. However, it is legally a "new" process and is significantly different from traditional death services such as embalming and burial in a casket, or the cremation of human remains to ash. The market may not accept Terramation™ at the rate we have projected, or as widely as we expect. We are competing against traditional death services companies Terramation™ is the process of transforming human remains into soil, and it has only been recently legalized in Washington state, Colorado, and Oregon. Traditional death services include embalming human remains and burying in a casket, or else cremating the body. The market is accustomed to these traditional methods, and may take a longer period of time to learn about and accept Terramation™. We are competing with large established death services companies There are several large death services companies in the United States that control large portions of the market. While we are not aware of them entering the field of Natural Organic Reduction, we anticipate that they will respond if there is a demand. They will be able to bring significant financial resources to compete in this area. They may also choose to cooperate with a competitor, allowing that competitor immediate access to an established network of funeral homes. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 5, 2023.

Return Home, Inc.

By   /s/ *Micah Truman*

   Name: Return Home Inc.

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Return Home Inc. was formed on July 17, 2020 ("Inception") in the State of Washington. The financial statements of Return Home Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Auburn, WA.

The Company has designed a system that gently transforms human remains into soil over a 60-90 day period.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from customers who pay for funeral services when collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction for all periods since Inception. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Total debt listed as follows;

- Total long-term liability $3,169,396.52
- Total current liability $66,823.82

For further detail please refer to Balance Sheet

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Material commitments as follows;

- Credit facility of $600,000 (unused
- Warehouse lease with rent of $15,000/mo.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

In 2021, We have authorized the issuance of 0 shares of our common stock with par value of $1.71. In 2022, We have authorized the issuance of 404,177 shares of our common stock with par value of $1.71As of 12/31/22 the company has currently issued 8,487,510 shares of our common stock.

In 2021, We have authorized the issuance of 0 shares of our preferred stock with par value of $1.71. In 2022, We have authorized the issuance of 0 shares of our preferred stock with par value of $1.71. As of 12/31/22 the company has currently issued 2,500,000 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founders have loaned the Company $1,076,704 as of Dec. 31, 2022. Accrued salary owed to Micah Truman is $270,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Preferred Stock		Common stock		Totals	
	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of founders stock	-	$ -	-	$ -	0	$ -
Investors Stock	-	$ -	-	$ -	0	$ -
31-Dec-21	$0		-		$0	
Issuance of founders stock	-	$ -	-	$ -	0	$ -
Investors Stock	-	$ -	404,177	$ 692,874.84	404,177	$ 692,874.84
31-Dec-22	$0		404,177	$ 692,874.84	404,177	$ 692,874.84

Return Home, Inc.
Profit and Loss
January - December 2021

	Jan - Dec 2021 (PY)
Income	
40000 Sales	
40100 At-needs Income	136,592.87
40200 Pre-need Insurance Commission Income	4,638.71
40400 Pre-need Trust Commissions Income	
Total 40000 Sales	$ 141,231.58
Total Income	$ 141,231.58
Cost of Goods Sold	
30000 Cost of Service Sold	
30100 Death Certificates	2,896.00
30200 Decendent Transportation	7,888.27
30300 Linen Cleaning	2,124.04
30400 Funeral Home Partner fee	1,466.15
30500 Others	3,727.19
30600 Pre-need Sales Commission	
Total 30000 Cost of Service Sold	$ 18,101.65
Total Cost of Goods Sold	$ 18,101.65
Gross Profit	$ 123,129.93
Expenses	
60000 Advertising & Marketing	107,481.52
60300 Vehicle Fuel	3,261.47
60500 Dues & Fees	25,482.21
60550 Family Aftercare -subscription	
60600 Insurance	28,929.09
60700 Interest Accrued	113,504.42
60750 Postage	2,576.16
60800 Internet & Phone	5,813.01
Total 60900 Legal & Professional Services	$ 100,403.69
Total 61200 Office Supplies & Software	$ 47,604.72
61300 Rent & Lease	180,611.31
61310 Lease - Equipment	2,656.95
Total 61400 Repairs & Maintenance	$ 42,380.28
61700 Taxes	785.19
Total 61800 Travel	$ 13,026.41
61900 Utilities	15,145.00
Total 62000 Payroll Expenses	$ 446,108.53
64000 Charitable Contributions	600.00
Other Business Expenses	3,702.58
Total Expenses	$ 1,140,072.54
Net Operating Income	-$ 1,016,942.61

Return Home, Inc.
Balance Sheet
As of December 31, 2021

	As of Dec 31, 2021 (PY)
ASSETS	
Current Assets	
Bank Accounts	
10000 TOTAL BUS CHK (5296)	297,686.14
10100 Self-funded Clearing Account	0.00
Total Bank Accounts	**$ 297,686.14**
Other Current Assets	
10300 Prepaid Rent	13,559.50
10320 Prepaid Expenses	1,690.95
Total Other Current Assets	**$ 15,250.45**
Total Current Assets	**$ 312,936.59**
Fixed Assets	
Total 10400 Fixed Assets-Equipment	$ 14,809.37
10430 URL Domain	11,360.78
Total 10440 Evergreen Note-Land	$ 47,578.82
10450 Vehicle	
Total 10600 Facility Construction	$ 1,456,878.88
Total 10700 Facility Equipment	$ 1,870,980.85
Total 10800 Land	$ 10,116.36
Total 10900 Fixed Asset Networking & Security	$ 41,331.54
Total Fixed Assets	**$ 3,453,056.60**
Total Other Assets	**$ 82,475.00**
TOTAL ASSETS	**$ 3,848,468.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Total Accounts Payable	$ 0.00
Total Credit Cards	$ 42,030.66
Total Current Liabilities	**$ 42,030.66**
Long-Term Liabilities	
Total 20000 Loan Due	$ 928,054.75
21000 Mortgage for Land	42,748.07
21100 Accrued Salary	126,000.00
25000 Notes Payable	
Total 25000 Notes Payable	$ 1,656,620.18
Total Long-Term Liabilities	**$ 2,753,423.00**
Total Liabilities	**$ 2,795,453.66**
Equity	
50000 Owner's Investment	743,279.68
Total 50100 Investor's Equity	$ 1,549,925.00

Opening Balance Equity	0.00
Retained Earnings	-223,247.54
Net Income	-1,016,942.61
Total Equity	$ 1,053,014.53
TOTAL LIABILITIES AND EQUITY	$ 3,848,468.19

Return Home, Inc.
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-1,016,942.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	
10300 Prepaid Rent	0.00
10320 Prepaid Expenses	-1,690.95
22000 Accounts Payable (A/P)	0.00
23100 Chase CC:RH Visa-2657	-113,849.59
23200 Chase CC:2nd	28,414.40
23210 Chase CC:3rd	5,935.83
23300 Chase CC:1st	30,069.07
23400 Chase CC:9655	87,721.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 36,599.83
Net cash provided by operating activities	-$ 980,342.78
INVESTING ACTIVITIES	
10502 Fixed Assets-Equipment:Furniture - custom:Original cost	-14,809.37
10642 Facility Construction:Construction Costs:Original cost	-1,177,147.33
10652 Facility Construction:Construction Soft Costs:Original cost	-102,092.61
10702 Facility Equipment:Original cost	-1,489,739.55
10902 Fixed Asset Networking & Security:Original cost	-41,331.54
Net cash provided by investing activities	-$ 2,825,120.40
FINANCING ACTIVITIES	
20000 Loan Due	871,504.51
20100 Loan Due:Accrued Interest Payable	56,550.24
21000 Mortgage for Land	-4,650.00
21100 Accrued Salary	126,000.00
25120 Notes Payable:Notes Payable	99,666.00
25140 Notes Payable:Notes Payable	350,000.00
25160 Notes Payable:Notes Payable	250,000.00
25190 Notes Payable:Notes Payable	200,000.00
25200 Notes Payable:Notes Payable	100,000.00
25220 Notes Payable:Notes Payable	300,000.00
25230 Notes Payable:Notes Payable	100,000.00
25240 Notes Payable:Notes Payable	100,000.00
25250 Notes Payable:Notes Payable	100,000.00
26000 Notes Payable:Convertible Note-Accrued Interest Payable	56,954.18
50000 Owner's Investment	36.57
50180 Investor's Equity:Investor's Equity	149,925.00
50190 Investor's Equity:Investor's Equity	300,000.00
50200 Investor's Equity:Investor's Equity	200,000.00
50210 Investor's Equity:Investor's Equity	50,000.00
Opening Balance Equity	0.00

Net cash provided by financing activities	$	**3,405,986.50**
Net cash increase for period	-$	**399,476.68**
Cash at beginning of period		697,162.82
Cash at end of period	$	**297,686.14**

Tuesday, May 02, 2023 08:47:16 AM GMT-7

Return Home, Inc.
Profit and Loss
January - December 2022

	Total
	Jan - Dec 2022
Income	
40000 Sales	
40100 At-needs Income	328,356.58
40200 Pre-need Insurance Commission Income	9,997.80
40400 Pre-need Trust Commissions Income	10,423.83
Total 40000 Sales	**$ 348,778.21**
Total Income	**$ 348,778.21**
Cost of Goods Sold	
30000 Cost of Service Sold	
30100 Death Certificates	6,640.50
30200 Decendent Transportation	26,784.68
30300 Linen Cleaning	4,037.37
30400 Funeral Home Partner fee	10,513.93
30500 Others	16,563.11
30600 Pre-need Sales Commission	7,311.50
Total 30000 Cost of Service Sold	**$ 71,851.09**
Total Cost of Goods Sold	**$ 71,851.09**
Gross Profit	**$ 276,927.12**
Expenses	
60000 Advertising & Marketing	223,673.25
Total 60100 Bank Charges & Fees	**$ 110,052.12**
60300 Vehicle Fuel	5,096.04
60500 Dues & Fees	36,962.49
60550 Family Aftercare -subscription	2,388.00
60600 Insurance	18,522.96
60700 Interest Accrued	186,623.52
60750 Postage	2,343.29
60800 Internet & Phone	9,495.58
Total 60900 Legal & Professional Services	**$ 30,564.36**
Total 61200 Office Supplies & Software	**$ 29,101.99**
61300 Rent & Lease	178,562.85
61310 Lease - Equipment	10,627.80
Total 61400 Repairs & Maintenance	**$ 51,052.62**
61700 Taxes	2,960.81
Total 61800 Travel	**$ 13,542.71**
61900 Utilities	17,372.44
Total 62000 Payroll Expenses	**$ 558,167.08**
64000 Charitable Contributions	-1,503.68
Other Business Expenses	1,356.55
Total Expenses	**$ 1,486,962.78**

Net Operating Income	-$	1,210,035.66
Total Other Income	$	31.85
Net Other Income	$	31.85
Net Income	-$	1,210,003.81

Return Home, Inc.
Balance Sheet
As of December 31, 2022

	Total
	As of Dec 31, 2022
ASSETS	
Current Assets	
Bank Accounts	
10000 TOTAL BUS CHK (5296)	117,881.00
10100 Self-funded Clearing Account	0.00
Total Bank Accounts	**$ 117,881.00**
Other Current Assets	
10300 Prepaid Rent	13,559.50
10320 Prepaid Expenses	1,690.95
Total Other Current Assets	**$ 15,250.45**
Total Current Assets	**$ 133,131.45**
Fixed Assets	
Total 10400 Fixed Assets-Equipment	**$ 35,685.56**
10430 URL Domain	11,360.78
Total 10440 Evergreen Note-Land	**$ 47,578.82**
10450 Vehicle	12,000.00
Total 10600 Facility Construction	**$ 1,525,262.07**
Total 10700 Facility Equipment	**$ 1,873,164.32**
Total 10800 Land	**$ 10,116.36**
Total 10900 Fixed Asset Networking & Security	**$ 41,331.54**
Total Fixed Assets	**$ 3,556,499.45**
Total Other Assets	**$ 82,475.00**
TOTAL ASSETS	**$ 3,772,105.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Total Accounts Payable	**$ 795.30**
Total Credit Cards	**$ 66,028.52**
Total Current Liabilities	**$ 66,823.82**
Long-Term Liabilities	
Total 20000 Loan Due	**$ 1,076,704.99**
21000 Mortgage for Land	38,098.07
21100 Accrued Salary	270,000.00
25000 Notes Payable	
Total 25000 Notes Payable	**$ 1,784,593.46**
Total Long-Term Liabilities	**$ 3,169,396.52**
Total Liabilities	**$ 3,236,220.34**
Equity	
50000 Owner's Investment	743,279.68
Total 50100 Investor's Equity	**$ 2,242,799.84**

Opening Balance Equity	0.00
Retained Earnings	-1,240,190.15
Net Income	-1,210,003.81
Total Equity	$ 535,885.56
TOTAL LIABILITIES AND EQUITY	$ 3,772,105.90

Return Home, Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-1,210,003.81
Adjustments to reconcile Net Income to Net Cash provided by operations:		
22100 Commissions Owed		795.30
23100 Chase CC:RH Visa-2657		-160,695.26
23101 Chase CC:RH 6860		33,828.47
23210 Chase CC:3rd		40,157.19
23400 Chase CC:9655		19,678.95
23500 Chase CC:5299		91,028.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	24,793.16
Net cash provided by operating activities	-$	1,185,210.65
INVESTING ACTIVITIES		
10410 Fixed Assets-Equipment:Grinder		-20,150.00
10450 Vehicle		-12,000.00
10502 Fixed Assets-Equipment:Furniture - custom:Original cost		-726.19
10642 Facility Construction:Construction Costs:Original cost		-67,183.19
10650 Facility Construction:Construction Soft Costs		-1,200.00
10702 Facility Equipment:Original cost		-2,183.47
Net cash provided by investing activities	-$	103,442.85
FINANCING ACTIVITIES		
20000 Loan Due		90,000.00
20100 Loan Due:Accrued Interest Payable		58,650.24
21000 Mortgage for Land		-4,650.00
21100 Accrued Salary		144,000.00
26000 Notes Payable:Convertible Note-Accrued Interest Payable		127,973.28
50500 Investor's Equity:Investors Equity-StartEngine		692,874.84
Net cash provided by financing activities	$	1,108,848.36
Net cash increase for period	-$	179,805.14
Cash at beginning of period		297,686.14
Cash at end of period	$	117,881.00

Total Other Income	$	0.00
Net Other Income	$	0.00
Net Income	-$	1,016,942.61

Tuesday, May 02, 2023 08:42:48 AM GMT-7 - Accrual Basis

I, Micah Truman the CEO of Return Home, hereby certify that the financial statements of Return Home and notes thereto for the periods ending Dec. 31, 2021 (first Fiscal Year End of Review) and Dec. 31, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

[Company] has not yet filed its federal tax return for 2022."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 4/30/2022.

Micah Truman (Signature)

CEO (Title)

_4/30/23_ (Date)

CERTIFICATION

I, Micah Truman, Principal Executive Officer of Return Home, Inc., hereby certify that the financial statements of Return Home, Inc. included in this Report are true and complete in all material respects.

Micah Truman

CEO